Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company's audited consolidated financial statements ("audited consolidated Financial Statements") for the year ended December 31, 2023. The date of this MD&A is February 21, 2024. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

For additional information, including Obsidian Energy’s audited consolidated Financial Statements and Annual Information Form, please go to the Company’s website at www.obsidianenergy.com, in Canada to the SEDAR+ website at www.sedarplus.ca or in the United States to the EDGAR website at www.sec.gov.

Throughout this MD&A and in other materials disclosed by the Company, we adhere to generally accepted accounting principles ("GAAP"), however the Company also employs certain non-GAAP measures to analyze financial performance, financial position, and cash flow, including funds flow from operations, netback, sales, gross revenues, net operating costs, net debt and free cash flow. Additionally, other financial measures are also used to analyze performance. These non-GAAP and other financial measures do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income and cash flow from operating activities, as indicators of our performance.

This MD&A also contains oil and natural gas information and forward-looking statements. Please see the Company's disclosure under the headings "Non-GAAP and Other Financial Measures", "Oil and Natural Gas Information", and "Forward-Looking Statements" included at the end of this MD&A.

Annual Financial Summary

		Year ended December 31
(millions, except per share amounts)	2023	2022	2021
Production revenues	$720.6	$897.3	$477.5
Cash flow from operating activities	352.7	456.8	198.7
Basic per share (1)	4.36	5.57	2.65
Diluted per share (1)	4.19	5.41	2.56
Funds flow from operations (2)	377.6	450.7	217.9
Basic per share (3)	4.67	5.50	2.90
Diluted per share (3)	4.49	5.34	2.81
Net income	108.0	810.1	414.0
Basic per share	1.33	9.88	5.52
Diluted per share	1.28	9.60	5.34
Capital expenditures	292.5	314.8	140.9
Business acquisitions	-	-	33.7
Property acquisitions (dispositions), net	0.6	4.6	0.1
Debt (4)	224.9	232.6	392.4
Total Assets	$2,250.4	$2,204.3	$1,429.2

(1)
Supplementary financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(3)
Non-GAAP financial ratio. See "Non-GAAP and Other Financial Measures".
(4)
Includes drawings under the Company's syndicated credit facility and senior unsecured notes (2021 - syndicated credit facility, PROP limited recourse loan and senior secured notes).

OBSIDIAN ENERGY 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 1

In 2023 and 2022, the Company had an active development program focused on our core plays including Peace River, Willesden Green/Pembina (Cardium) and Viking, which led to higher production levels from 2021. Commodity prices were weaker in 2023, which more than offset the production increase and led to lower production revenues, cash flow from operating activities and funds flow from operations compared to 2022.

In 2023 and the comparable periods, net income was primarily the result of the Company's positive netback. In 2022 and 2021, property, plant and equipment ("PP&E") impairment reversals, mainly in our Cardium area due to higher forecasted commodity prices and strong drilling results, significantly contributed to net income. Additionally, in 2022, the Company recorded a deferred tax asset recovery as we expected to continue to utilize our tax pools in the future given the commodity price environment and the Company’s expanded development plans.

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31
Three months ended	2023	2023	2023	2023	2022	2022	2022	2022
Production revenues	$173.3	$200.4	$166.0	$180.9	$206.5	$210.6	$276.5	$203.7
Cash flow from operating activities	117.7	95.3	67.1	72.6	126.5	121.4	125.0	83.9
Basic per share (1)	1.49	1.18	0.82	0.89	1.54	1.48	1.52	1.03
Diluted per share (1)	1.44	1.15	0.79	0.87	1.50	1.44	1.48	1.00
Funds flow from operations (2)	97.0	98.9	87.4	94.3	110.5	104.6	157.0	78.6
Basic per share (3)	1.23	1.22	1.07	1.15	1.34	1.27	1.91	0.97
Diluted per share (3)	1.18	1.19	1.03	1.12	1.31	1.24	1.86	0.94
Net income	34.3	24.8	18.4	30.5	631.7	40.7	113.9	23.8
Basic per share	0.44	0.31	0.22	0.37	7.69	0.50	1.39	0.29
Diluted per share	$0.42	$0.30	$0.22	$0.36	$7.47	$0.48	$1.35	$0.28
Production
Light oil (bbl/d)	12,176	12,452	12,512	12,809	12,105	11,062	12,261	11,114
Heavy oil (bbl/d)	5,851	6,260	5,356	6,241	5,983	5,854	6,174	5,789
NGLs (bbl/d)	2,614	2,708	2,432	2,678	2,520	2,379	2,406	2,432
Natural gas (mmcf/d)	68	69	64	69	67	64	64	60
Total (boe/d)(4)	31,974	32,937	31,042	33,153	31,742	29,985	31,575	29,407

(1)
Supplementary financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(3)
Non-GAAP financial ratio. See "Non-GAAP and Other Financial Measures".
(4)
Disclosure of production on a per boe basis in this MD&A consists of the constituent product types and their respective quantities. See also "Supplemental Production Disclosure" and "Oil and Natural Gas Information".

OBSIDIAN ENERGY 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 2

Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow

	Year ended December 31
(millions, except per share amounts)	2023	2022
Cash flow from operating activities	$352.7	$456.8
Change in non-cash working capital	(13.6)	(34.8)
Decommissioning expenditures	26.6	18.8
Onerous office lease settlements	9.0	9.2
Settlement of restricted share units	4.8	-
Deferred financing costs	(2.3)	(2.5)
Restructuring charges (1)	-	2.5
Transaction costs	-	0.1
Other expenses (1)	0.4	0.6
Funds flow from operations (2)	377.6	450.7
Capital expenditures	(292.5)	(314.8)
Decommissioning expenditures	(26.6)	(18.8)
Free Cash Flow (2)	$58.5	$117.1

Per share – funds flow from operations (3)
Basic per share	$4.67	$5.50
Diluted per share	$4.49	$5.34

(1)
Excludes the non-cash portion of restructuring and other expenses.
(2)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(3)
Non-GAAP financial ratio. See "Non-GAAP and Other Financial Measures".

Cash flow from operating activities and funds flow from operations decreased in 2023 from 2022 primarily due to lower commodity prices which resulted in lower production revenues. This was partially offset by higher average production in 2023 compared to 2022 and realized hedging gains in 2023 compared to realized hedging losses in 2022.

Production volumes were reduced by approximately 2,100 boe/d in Q2 2023 due to temporary shut-ins during May as a result of the wildfires in Alberta. These fires impacted our Cardium and Peace River operations and resulted in a reduction in funds flow from operations of approximately $6 million in 2023. All production was restored by early June.

Business Strategy

In 2023, the Company announced a three-year plan beginning in 2024 with expected production growth to 50,000 boe/d in 2026. The increase is expected to be driven primarily by the development of our Peace River assets, which are forecasted to more than triple production to 24,000 boe/d in 2026.

Our strategy for the three-year plan is to maintain production levels in our light oil assets (Willesden Green and Pembina (Cardium) and Viking) and use the significant free cash flow expected to be generated from these assets to fund growth in our heavy oil business at Peace River until it becomes self-sustaining which, subject to commodity prices, is anticipated to be by 2026. Our plan anticipates continued development in both the Bluesky and Clearwater heavy oil formations, with Bluesky production providing the primary growth given the significant inventory adjacent to existing fields and our new Walrus development area.

The three-year plan allows the Company to focus on growing production and per share metrics, with potential options to return capital to shareholders and/or further reduce debt levels. In 2023, we began our share buyback program under our normal course issuer bid (“NCIB”) and re-purchased and cancelled approximately 5.1 million common shares for total consideration of $47.4 million during the year. Purchases under the NCIB are subject to having $65 million of liquidity and complying with the terms of our current credit facilities.

OBSIDIAN ENERGY 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 3

The Company continues to focus on our Environmental, Social & Governance ("ESG") initiatives and progressed on our environmental remediation efforts in 2023, with a focus on abandoning and reclaiming inactive fields in Northern Alberta. In 2023, we spent $26.6 million on our decommissioning expenditures. In the coming years, the Company will continue to focus on abandoning and reclaiming inactive fields across our portfolio while making a positive difference to the environment, stakeholders and communities where we live and work.

Business Environment

The following table outlines quarterly averages for benchmark prices and Obsidian Energy’s realized prices for the previous eight quarters.

	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Benchmark prices
WTI oil ($US/bbl)	$78.32	$82.26	$73.78	$76.13	$82.65	$91.55	$108.41	$94.29
Edm mixed sweet par price (CAD$/bbl)	99.46	107.89	95.12	99.06	110.03	116.88	137.76	115.64
Western Canada Select (CAD$/bbl)	76.76	93.07	78.89	69.44	77.38	93.62	122.06	100.99
NYMEX Henry Hub ($US/mmbtu)	2.88	2.55	2.10	3.42	6.26	8.20	7.17	4.95
AECO 5A Index (CAD$/mcf)	2.30	2.60	2.45	3.22	5.11	4.16	7.24	4.74
Foreign exchange rate ($US/CAD$)	1.36	1.34	1.34	1.35	1.35	1.31	1.28	1.27

Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(5.19)	(1.86)	(2.96)	(2.86)	(1.61)	(2.05)	(0.50)	(2.96)
WTI - Western Canadian Select Heavy ($US/bbl)	(21.88)	(12.89)	(15.04)	(24.77)	(25.66)	(19.86)	(12.80)	(14.53)

Average sales price (1) (2)
Light oil (CAD$/bbl)	100.38	109.56	96.92	101.51	110.45	118.66	139.88	117.91
Heavy oil (CAD$/bbl)	58.53	80.14	61.63	44.98	62.19	81.78	106.18	84.77
NGLs (CAD$/bbl)	55.65	49.71	50.45	59.37	64.33	69.12	82.93	68.09
Total liquids (CAD$/bbl)	82.85	93.40	82.04	80.08	90.80	101.36	123.32	101.72
Natural gas (CAD$/mcf)	$2.63	$2.65	$2.56	$4.06	$5.66	$5.31	$7.38	$4.96

(1)
Excludes the impact of realized hedging gains or losses.
(2)
Supplementary financial measures. See "Non-GAAP and Other Financial Measures".

Oil

In 2023, WTI oil prices averaged US$77.62 per bbl compared to US$94.23 per bbl in 2022. In the first half of 2023, oil prices decreased to US$70 per bbl due to concerns over the growth of the global economy and the corresponding impact on oil demand. In the second half of 2023, oil prices increased, however, they remained volatile as the announcement of extended OPEC+ cuts were partially offset by the continued concern over the potential for a global recession.

MSW differentials widened in 2023 and averaged US$3.23 per bbl compared to US$1.78 per bbl in 2022 while WCS differentials were relatively consistent year-over-year at US$18.66 per bbl in 2023 compared to US$18.22 per bbl in 2022. In 2023, both WCS and MSW differentials were volatile due to planned and unplanned refinery outages in Canada and the US which kept demand for Canadian crude tempered. In the future, these differentials are expected to narrow once the TMX pipeline expansion becomes operational (expected in the first half of 2024) which will add oil egress from western Canada.

The Company currently has the following oil hedging contracts in place on a weighted average basis:

Type	Volume (bbls/d)	Remaining Term	Price ($/bbl)
WCS Differential	750	April 2024 - June 2024	($18.80)/bbl

OBSIDIAN ENERGY 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 4

Natural Gas

In 2023, both NYMEX and AECO prices weakened from 2022 levels due to increased production and inventory levels. The wildfires in Alberta during Q2 2023 temporarily took production offline and helped tighten the supply and demand balance in the summer. NYMEX averaged US$2.74 per mmbtu in 2023, decreasing from an average of US$6.45 per mmbtu in 2022. AECO 5A prices decreased from an average of $5.31 per mcf in 2022 to an average of $2.64 per mcf in 2023.

The Company currently has the following natural gas hedging contracts in place on a weighted average basis:

Type	Volume (mcf/d)	Remaining Term	Price ($/mcf)
AECO Swap	32,749	January - March 2024	3.35
AECO Swap	43,365	April 2024 - October 2024	2.52
AECO Swap	14,929	November 2024 - March 2025	3.74
AECO Collar	4,976	November 2024 - March 2025	3.43 - 4.11

RESULTS OF OPERATIONS

Average Sales Prices (1)

	Year ended December 31
	2023	2022	% change
Light oil (per bbl)	$102.11	$121.92	(16)
Heavy oil (per bbl)	61.46	83.84	(27)
NGL (per bbl)	53.83	71.02	(24)
Total liquids (per bbl)	84.66	104.41	(19)
Realized risk management gain (loss) (per bbl)	0.29	(3.49)	N/A
Total liquids price, net (per bbl)	84.95	100.92	(16)

Natural gas (per mcf)	2.98	5.84	(49)
Realized risk management gain (loss) (per mcf)	0.63	(0.27)	N/A
Natural gas net (per mcf)	3.61	5.57	(35)

Weighted average (per boe)	61.37	80.31	(24)
Realized risk management gain (loss) (per boe)	1.50	(2.85)	N/A
Weighted average net (per boe)	$62.87	$77.46	(19)

(1)
Supplementary financial measures. See "Non-GAAP and Other Financial Measures".

Performance Indicators

Obsidian Energy monitors performance based on the following three key focus areas using several qualitative and quantitative factors:

•
Values – Execution of our field, health, safety, environmental and regulatory programs and our focus on operational excellence;
•
Delivery – Key performance metrics include obtaining a leading cost structure within the industry and a focus on free cash flow generation; and
•
Sustainability – Management of the Company’s asset portfolio, financial stewardship and the goal of sustaining production and reserves and long-term competitive return on investment for our shareholders.

OBSIDIAN ENERGY 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 5

Values

At Obsidian Energy, the health, safety and wellness of our employees, contractors and stakeholders living within our areas of operation is paramount. Safety policies, procedures and programs developed by Obsidian Energy shall meet or exceed legislative requirements and all injuries and serious incidents are reported and investigated accordingly. Additionally, the Company is committed to minimizing the environmental impacts of our operations through our ESG initiatives with our programs focusing on stakeholder communication, impact minimization, resource conservation and site abandonment and reclamation. Throughout our operations, Obsidian Energy requires a high standard of professional conduct and supports a culture that ensures all individuals act with integrity and respect. These principles form the operational standards for the Company.

Delivery

In 2023, the Company continued to emphasize operational execution, focus on cost reduction initiatives and monitor our operations and development plans given volatility in commodity markets. All 2023 operational guidance metrics were achieved as outlined below:

•
The Company’s average annual production of 32,275 boe per day was within our production guidance of 32,000 to 32,500 boe per day, as the Company continued to execute on our active development program;
•
Capital expenditures of $292.5 million were below guidance of $300.0 million and decommissioning expenditures of $26.6 million were within our guidance of $26 - 28 million;
•
Net operating costs were $14.21 per boe, lower than our guidance of $14.25 - $14.75 per boe which were reduced by lower power prices amid warmer than forecasted weather in the fourth quarter; and
•
General & Administration ("G&A") costs per boe were $1.61, which was on the low end of the Company’s guidance of $1.60 - $1.70 per boe as the Company continued to focus on cost saving initiatives.

In 2024, the Company has begun on executing the first year of our three year growth plan. We will continue to target capital expenditures within funds flow from operations to maintain light oil production to generate free cash flow to support growth within our heavy oil business in Peace River, as well as continue to fund our return of capital to shareholders and/or reduce debt levels.

Sustainability

In 2023, the Company continued to focus on development activities in Peace River, Willesden Green/Pembina (Cardium) and in the Viking while also completing appraisal work in our Clearwater play in Peace River. For 2024, the Company is planning to build on this work, with anticipated capital expenditures of $345 - $355 million which includes a 78 operated well drilling program. Our 2024 development program has begun with five rigs operational with drilling activity within Peace River and Willesden Green/Pembina (Cardium) and we anticipate reaching six rigs later in the year. The Company will continue to monitor commodity prices and has the operational flexibility to alter our program quickly in response to the environment.

Production

	Year ended December 31
Daily production	2023	2022	% change
Light oil (bbl/d)	12,485	11,636	7
Heavy oil (bbl/d)	5,927	5,950	-
NGL (bbl/d)	2,608	2,434	7
Natural gas (mmcf/d)	68	64	6
Total production (boe/d)	32,275	30,682	5

In 2023, production levels increased compared to 2022 due to the Company’s active development program during the year and strong drilling results. For 2023, a total of 70 wells (60.3 net) were brought on production.

OBSIDIAN ENERGY 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 6

Average production within the Company’s key development areas and within the Company’s Legacy asset area was as follows:

	Year ended December 31
Daily production (boe/d) (1)	2023	2022	% change
Cardium	23,437	22,567	4
Peace River	6,510	6,704	(3)
Viking	1,939	979	98
Legacy	389	432	(10)
Total	32,275	30,682	5

(1)
Refer to “Supplemental Production Disclosure” for details by product type.

Netbacks

	Year ended December 31
(per boe)	2023	2022
Netback:
Sales price (1)	$61.37	$80.31
Risk management gain (loss) (2)	1.50	(2.85)
Royalties	(8.30)	(13.24)
Transportation	(3.48)	(3.14)
Net operating costs (3)	(14.21)	(14.29)
Netback (3)	$36.88	$46.79

	(boe/d)	(boe/d)
Production	32,275	30,682

(1)
Includes the impact of commodities purchased and sold to/from third parties of $2.2 million (2022 – $2.1 million).
(2)
Realized risk management gains and losses on commodity contracts, including closing out the PROP Energy 45 Limited Partnership ("PROP 45") hedges in July 2022.
(3)
Non-GAAP financial ratios. See "Non-GAAP and Other Financial Measures".

The Company's netback decreased in 2023 from 2022 primarily due to lower commodity prices. This was partially offset by decreased royalties due to lower commodity prices and realized risk management gains on our commodity contracts in 2023.

	Year ended December 31
(millions)	2023	2022
Netback:
Sales (1) (2)	$722.8	$899.4
Risk management gain (loss) (3)	17.7	(31.9)
Royalties	(97.8)	(148.3)
Transportation	(41.0)	(35.1)
Net operating costs (2)	(167.4)	(160.0)
Netback (2)	$434.3	$524.1

(1)
Includes the impact of commodities purchased and sold to/from third parties of $2.2 million (2022 – $2.1 million). See "Production Revenues" below for a reconciliation of "Sales" to "Production Revenues".
(2)
Non-GAAP financial measures. See "Non-GAAP and Other Financial Measures".
(3)
Realized risk management gains and losses on commodity contracts.

OBSIDIAN ENERGY 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 7

Production Revenues

A reconciliation from production revenues to gross revenues is as follows:

	Year ended December 31
(millions)	2023	2022
Production revenues	$720.6	$897.3
Sales of commodities purchased from third parties	16.2	14.3
Less: Commodities purchased from third parties	(14.0)	(12.2)
Sales (1)	722.8	899.4
Realized risk management gain (loss) (2)	17.7	(31.9)
Gross revenues (1)	$740.5	$867.5

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Relates to realized risk management gains and losses on commodity contracts.

The Company's production revenues and gross revenues were lower in 2023 compared to 2022, mainly due to lower commodity prices. This was partially offset by higher production volumes from our active development program and realized risk management gains in 2023 compared to realized risk management losses in 2022.

Change in Gross Revenues (1)

(millions)
Gross revenues – January 1 – December 31, 2022	$867.5
Increase in liquids production	41.5
Decrease in liquids prices	(155.2)
Increase in natural gas production	7.6
Decrease in natural gas prices	(70.5)
Increase in realized oil risk management gain	27.7
Increase in realized natural gas risk management gain	21.9
Gross revenues – January 1 – December 31, 2023 (2)	$740.5

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Excludes processing fees and other income.

Royalties

	Year ended December 31
	2023	2022
Royalties (millions)	$97.8	$148.3
Average royalty rate (1)	14%	17%

(1)
Excludes effects of risk management activities and other income.

For 2023 both absolute royalties and the average royalty rate decreased from 2022 largely due to lower commodity prices.

Expenses

	Year ended December 31
(millions)	2023	2022
Net operating (1)	$167.4	$160.0
Transportation	41.0	35.1
Financing	49.3	44.9
Share-based compensation	$16.2	$28.1

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".

OBSIDIAN ENERGY 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 8

Operating

A reconciliation of operating costs to net operating costs is as follows:

	Year ended December 31
(millions)	2023	2022
Operating costs	$188.9	$175.3
Less processing fees	(14.3)	(8.4)
Less road use recoveries	(7.2)	(6.9)
Net operating costs (1)	$167.4	$160.0

(1)
Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.

Operating costs have increased in 2023 compared to 2022 due to our larger production base, higher power usage and the general inflationary pressures experienced across the industry.

The Company has entered into power hedging contracts for 2024 to help minimize our exposure to power pricing volatility and their impact on net operating costs.

Processing fees increased in 2023 due to a full year of ownership of a gas plant in Peace River which was purchased in the Fall of 2022.

Transportation

The Company continues to utilize multiple sales points in the Peace River area, where production is initially trucked to increase realized prices. Higher trucking rates in Peace River in 2023 resulted in higher transportation costs compared to 2022.

Financing

Financing expense consists of the following:

	Year ended December 31
(millions)	2023	2022
Interest	$27.2	$29.1
Accretion on decommissioning liability	17.5	11.6
Accretion on office lease provision	0.9	1.4
Accretion on other non-current liability	-	0.3
Accretion on discount of senior unsecured notes	0.5	0.2
Accretion on lease liabilities	0.4	0.6
Loss on repurchased senior unsecured notes	0.5	-
Deferred financing costs	2.3	2.5
Debt modification	-	(0.8)
Financing	$49.3	$44.9

Obsidian Energy’s debt structure includes short-term borrowings under our syndicated credit facility and term financing through our senior unsecured notes. Interest charges were lower in 2023 compared to 2022 due to lower balances under our syndicated credit facility and senior unsecured notes. This was partially offset by higher interest rates under the Company’s current debt agreements in 2023 due to the macro environment.

The Company has a reserve-based syndicated credit facility with an aggregate amount available of $240.0 million. The syndicated credit facility is subject to semi-annual borrowing base redeterminations typically in May and November of each year and currently has a revolving period to May 31, 2024 and a maturity date of May 31, 2025. Borrowings under our syndicated credit facility are available by way of either bankers’ acceptances/Canadian Dollar Offered Rates or the banks’ prime lending rate plus applicable margins. Interest and standby fees on the undrawn amount of the facilities depend on the Company's debt to earnings before interest, taxes, depreciation and amortization ("EBTIDA") ratio for the most recent four quarters.

OBSIDIAN ENERGY 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 9

At December 31, 2023, the Company had senior unsecured notes outstanding totaling $117.4 million which mature on July 27, 2027. During 2023, the Company re-purchased for cancellation $5.3 million principal amount of senior unsecured notes on the open market at an average price of $990 per $1,000 principal amount, in addition to the $5.0 million Repurchase Offer completed in the third quarter of 2023. The senior unsecured notes were initially issued at a price of $980 per $1,000 principal amount resulting in aggregate gross proceeds of $125.0 million and at an interest rate of 11.95 percent. The senior unsecured notes are direct senior unsecured obligations of Obsidian Energy ranking equal with all other present and future senior unsecured indebtedness of the Company.

As part of the terms of the senior unsecured notes, the Company is required, in certain circumstances, to make a repurchase offer (the "Repurchase Offer") at a price of $1,030 per $1,000 principal amount to an aggregate amount of $63.8 million, which has been reduced to $53.6 million based on previous Repurchase Offers and open market purchases. The Repurchase Offer is based on free cash flow for the six months ended June 30 (typically offered in August) and based on free cash flow for the six months ended December 31 (typically offered in March). Minimum available liquidity thresholds and projected leverage ratios under the Company's syndicated credit facilities are also required to be met in order to proceed with a Repurchase Offer. The free cash flow available for the Repurchase Offer for the last six months of 2023 was $36.8 million, however, the Company is anticipating that $2.0 million will be available for the Repurchase Offer in March 2024, based on current liquidity estimates. This amount was recorded within the current portion of long-term debt at December 31, 2023.

At December 31, 2023, letters of credit totaling $4.9 million were outstanding (December 31, 2022 – $5.1 million) that reduce the amount otherwise available to be drawn on our syndicated credit facility.

Subsequent to December 31, 2023, the Company repurchased for cancellation an additional $1.2 million principal amount of senior unsecured notes on the open market at an average price of $1,016 per $1,000 principal amount, resulting in a total of $116.2 million senior unsecured notes currently outstanding.

Share-Based Compensation

Share-based compensation expense relates to the Company's Stock Option Plan (the “Option Plan”), restricted shares units (“RSUs") granted under the Restricted and Performance Share Unit Plan (“RPSU plan”), restricted awards granted under the Non-Treasury Incentive Award Plan (“NTIP”), Deferred Share Unit Plan (“DSU plan”) and performance share units (“PSUs”) granted under the RPSU plan.

Share-based compensation expense consisted of the following:

	Year ended December 31
(millions)	2023	2022
DSUs	$0.5	$9.5
PSUs	6.3	8.0
NTIP	1.4	5.9
Cash settled share-based incentive plans	$8.2	$23.4

RSUs	$6.7	$3.4
Options	1.3	1.3
Equity settled share-based incentive plans	8.0	4.7
Share-based compensation	$16.2	$28.1

At December 31, 2023, the Company’s share price closed at $8.99 per share which was comparable to $8.98 per share on December 31, 2022. As the share price was relatively unchanged year-over-year, this resulted in a reduction in our share-based compensation in 2023 compared to 2022 when the share price increased significantly. The change in share price at the balance sheet date results in a mark-to-market valuation which is used to calculate the PSU, DSU and NTIP future obligations.

OBSIDIAN ENERGY 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 10

General and Administrative Expenses

	Year ended December 31
(millions, except per boe amounts)	2023	2022
Gross	$37.7	$33.2
Per boe (1)	3.20	2.97
Net	19.0	18.4
Per boe (1)	$1.61	$1.64

(1)
Supplementary financial measure. See “Non-GAAP and Other Financial Measures”.

The Company has increased staffing levels throughout 2023 to align with our activity levels and expanded capital program compared to 2022, which has contributed to higher absolute G&A costs in 2023 compared to 2022. In 2023, general inflationary pressures have also impacted G&A. On a net per boe basis, G&A was lower due to higher production levels.

Depletion, Depreciation and Impairment

	Year ended December 31
(millions)	2023	2022
Depletion and depreciation (“D&D”)	$208.3	$174.1

PP&E Impairment (reversal)	$2.7	$(285.6)

The Company’s D&D expense increased in 2023 compared to 2022, due to increased production and our higher depletable base primarily from our active development program and impairment reversals in 2022

In 2023, we recorded a $2.7 million net impairment in our Legacy cash generating unit ("CGU") due to accelerated decommissioning spending, as we continue to reduce operations in the area. The Legacy CGU has no recoverable amount, as such changes in our decommissioning liability are (recovered) expensed each period.

In 2022, the Company recorded a non-cash $315.3 million impairment reversal in our Cardium CGU which was mainly due to improved forecasted commodity prices and our expanded capital program which increased reserve volumes. Additionally, in 2022, we recorded a $29.7 million net impairment in our Legacy CGU due to accelerated decommissioning spending in the area due to new Alberta government regulations.

Taxes

	Year ended December 31
(millions)	2023	2022
Deferred income tax expense (recovery)	$35.6	$(246.4)

The deferred tax expense in 2023 was due to the Company's net income and resultant reduction of our deferred income tax asset. In 2022, the Company recorded a deferred tax recovery of $246.4 million due to the recognition of our previously unrecognized deferred income tax asset. Due to the commodity price environment and our increased development plans the Company determined it was probable that the asset would be utilized.

Tax Pools

OBSIDIAN ENERGY 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 11

	As at December 31
(millions)	2023	2022
Non-capital losses	$1,756.7	$1,897.1
Undepreciated capital cost (UCC)	301.5	233.9
Canadian development expense (CDE)	247.4	199.7
Canadian oil and gas property expense (COGPE)	20.6	18.1
Other	57.2	81.9
Total	$2,383.4	$2,430.7

Net Income

	Year ended December 31
(millions, except per share amounts)	2023	2022
Net income	$108.0	$810.1
Basic per share	1.33	9.88
Diluted per share	$1.28	$9.60

In 2023, net income was the result of the Company's higher production accompanied by positive operating results, along with realized risk management gains on our commodity contracts. This was partially offset by lower commodity prices, which reduced production revenue compared to 2022, as well as a non-cash deferred income tax expense in 2023 as we reduced our deferred income tax asset.

In 2022, net income was the result of higher revenues and the Company’s strong netback, predominantly from higher commodity prices and higher production levels, an impairment reversal in our Cardium CGU due to higher commodity prices and strong drilling results and a deferred income tax recovery as a result of the Company recognizing a deferred income tax asset. This was partially offset by increased depletion and depreciation expenses and higher share-based compensation charges as a result of the Company’s share price appreciation in 2022.

Capital Expenditures

	Year ended December 31
(millions)	2023	2022
Drilling and completions	$188.4	$212.1
Well equipping and facilities	97.6	82.9
Land and geological/geophysical	4.7	18.9
Corporate	1.8	0.9
Capital expenditures	$292.5	$314.8
Property acquisitions, net	0.6	4.6
Total	$293.1	$319.4

In 2023, our capital expenditure program continued to focus on our Peace River, Willesden Green/Pembina (Cardium) and Viking areas. We expanded both development and appraisal activity in Peace River as we continued to delineate and increase production in the area. During the year we brought on 56 (55.3 net) wells which included 18 (17.3 net) wells in the Cardium, 19 (19.0 net) wells in Peace River, and 19 (19.0 net) wells in the Viking.

OBSIDIAN ENERGY 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 12

Drilling

	Year ended December 31
	2023		2022
(number of wells)	Gross	Net	Gross	Net
Oil	70	60	70	60
Gas	-	-	2	2
Injectors, stratigraphic and service	7	5	2	1
Total	77	65	74	63

The Company drilled 59 operated gross wells (58.5 net) during 2023. In addition to this, the Company had a non-operated working interest on 18 (6.7 net) wells that were drilled by various partners during the period.

Environmental and Climate Change

The oil and natural gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site rehabilitation requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation is expected to require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Obsidian Energy is dedicated to our ESG initiatives to manage the environmental impact from our operations through our environmental programs which include resource conservation, water management and site abandonment/ reclamation/ remediation. Operations are monitored to minimize our environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates. Obsidian Energy voluntarily entered into the Government of Alberta’s Area Based Closure program (the "ABC program") which allowed the Company to accelerate abandonment activities, specifically on inactive properties, in a more cost-effective manner through 2020 and 2021. Beginning in 2022, the Company follows the new Alberta Energy Regulator ("AER") guidance under Directive 088 where a minimum amount of spending is required to abandon inactive sites. In August 2022, our minimum spending targets for 2023 were increased by the Alberta Government.

The Company received Alberta Site Rehabilitation Program ("ASRP") grants and allocations of $30.2 million on a gross basis to the end of 2022 when the ASRP ended, a portion of which was received in allocation eligibility as an ABC program participant. Total grant support was determined once all project costs were finalized in 2023. These awards allowed the Company to expand our abandonment activities for wells, pipelines, facilities, and related site reclamation and thus reduced our decommissioning liability.

OBSIDIAN ENERGY 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 13

Liquidity and Capital Resources

Net Debt

Net debt is the total of long-term debt and working capital deficiency as follows:

	As at December 31
(millions)	2023	2022
Long-term debt
Syndicated credit facility	$107.5	$105.0
Senior unsecured notes	117.4	127.6
Unamortized discount of senior unsecured notes	(1.6)	(2.3)
Deferred financing costs	(3.3)	(5.0)
Total	220.0	225.3

Working capital deficiency
Cash	(0.5)	(0.8)
Accounts receivable	(70.0)	(82.6)
Prepaid expenses and other	(12.8)	(10.7)
Accounts payable and accrued liabilities	193.5	185.6
Total	110.2	91.5

Net debt (1)	$330.2	$316.8

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".

Net debt increased slightly compared to December 31, 2022, as a result of the lower commodity price environment reducing cash flow, our active development program and our share buyback program. This was partially offset by the Company re-purchasing for cancellation a portion of our senior unsecured notes, which reduced the outstanding balance from the prior year.

Liquidity

The Company has a reserve-based syndicated credit facility with a borrowing limit of $240.0 million and senior unsecured notes totaling $117.4 million at December 31, 2023, due in July 2027. For further details on the Company’s debt instruments please refer to the “Financing” section of this MD&A.

The Company actively manages our debt portfolio and considers opportunities to reduce or diversify our debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and supporting an appropriate capital program, supporting the Company’s ongoing operations and ability to execute longer-term business strategies.

OBSIDIAN ENERGY 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 14

Financial Instruments

Obsidian Energy had the following financial instruments outstanding as at December 31, 2023. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings, and by obtaining financial security in certain circumstances.

	Notional Volume	Remaining Term	Price	Fair value (millions)
AECO
AECO Swap	32,749 mcf/d	January - March 2024	$3.35/mcf	$4.1
AECO Swap	43,365 mcf/d	April 2024 - October 2024	$2.52/mcf	6.4
AECO Swap	14,929 mcf/d	November 2024 - March 2025	$3.74/mcf	1.4
AECO Collar	4,976 mcf/d	November 2024 - March 2025	$3.43/mcf - $4.11/mcf	0.4

Electricity
Power Swap	144 MWh/d	January - December 2024	$92.83/MWh	(0.5)

Total				$11.8

Refer to the Business Environment section above for a full list of hedges currently outstanding including contracts that were entered into subsequent to December 31, 2023.

Based on commodity prices and contracts in place at December 31, 2023, a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $1.5 million and a $1.00 change in the price per MWh of electricity would change pre-tax unrealized risk management by $0.1 million.

The components of risk management within Income on the Consolidated Statements of Income are as follows:

	Year ended December 31
(millions)	2023	2022
Realized
Settlement of oil contracts gain (loss)	$2.2	$(25.5)
Settlement of natural gas contracts gain (loss)	15.5	(6.4)
Total realized risk management gain (loss)	$17.7	$(31.9)

Unrealized
Oil contracts gain	$-	$4.0
Natural gas contracts gain	6.1	4.6
Total unrealized risk management gain	6.1	8.6
Risk management gain (loss)	$23.8	$(23.3)

In 2022, in conjunction with our refinancing, we closed out the existing hedges put in place by our wholly owned subsidiary PROP 45 for a realized risk management loss of US$3.4 million.

The components of risk management within Expenses on the Consolidated Statements of Income are as follows:

	Year ended December 31
	2023	2022
Unrealized
Electricity contracts loss	$(0.5)	$-
Total unrealized risk management loss	(0.5)	-
Risk management loss	$(0.5)	$-

OBSIDIAN ENERGY 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 15

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow from operations for the 12 months subsequent to the date of this MD&A, including risk management contracts entered into to date, are based on forecasted results.

		Impact on funds flow from operations (1)
Change of:	Change	$ millions	$/share
Price per barrel of liquids	WTI US$1.00	11.0	0.14
Liquids production	1,000 bbl/day	24.8	0.32
Price per mcf of natural gas	AECO $0.10	1.0	0.01
Natural gas production	1 mmcf/day	0.7	0.01
Effective interest rate	1%	1.5	0.02
Exchange rate ($US per $CAD)	$0.01	6.0	0.08

(1) Non-GAAP financial measure or non-GAAP financial ratio. See “Non-GAAP and Other Financial Measures”.

Contractual Obligations and Commitments

Obsidian Energy is committed to certain payments over the next five calendar years and thereafter as follows:

	2024	2025	2026	2027	2028	Thereafter	Total
Long-term debt (1)	$-	$107.5	$-	$117.4	$-	$-	$224.9
Transportation	9.5	7.3	6.1	4.6	3.7	7.8	39.0
Interest obligations	23.3	17.9	14.0	14.0	-	-	69.2
Office lease (existing)	10.0	0.8	-	-	-	-	10.8
Lease liability(2)	1.9	2.0	1.6	1.3	0.7	4.8	12.3
Decommissioning liability (3)	23.4	21.8	20.2	18.7	17.4	71.0	172.5
Total	$68.1	$157.3	$41.9	$156.0	$21.8	$83.6	$528.7

(1)
The 2025 figure includes our syndicated credit facility which has a term-out date of May 2025. The 2027 figure includes our senior unsecured notes due in July 2027. Refer to the Financing section above for further details. Historically, the Company has successfully renewed its syndicated credit facility.
(2)
Includes the Company's new office lease beginning in 2025
(3)
These amounts represent the present value of future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

At December 31, 2023, the Company had an aggregate of $117.4 million in senior unsecured notes maturing in July 2027. Also, the revolving period of our syndicated credit facility is May 31, 2024, with a term out period to May 31, 2025. In the future, if the Company is unsuccessful in renewing or replacing the syndicated credit facility or obtaining alternate funding for some or all of the maturing amounts of the senior unsecured notes, it is possible that we could be required to seek other sources of financing, including other forms of debt or equity arrangements if available. Please see the Financing section of this MD&A for further details regarding our outstanding debt instruments.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

OBSIDIAN ENERGY 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 16

Equity Instruments

Common shares issued:
As at December 31, 2023	77,588,538
Repurchase and cancellation of common shares	(285,000)
As at February 21, 2024	77,303,538

Options outstanding:
As at December 31, 2023 and February 21, 2024	2,305,489

RSUs outstanding:
As at December 31, 2023	1,290,042
Granted	9,580
Vested	(3,270)
As at February 21, 2024	1,296,352

OBSIDIAN ENERGY 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 17

Fourth Quarter Highlights

Key financial and operational results for the fourth quarter were as follows:

		Three months ended December 31
	2023	2022	% change
Financial (millions, except per share or per boe amounts)

Production revenues	$173.3	$206.5	(16)
Cash flow from operating activities	117.7	126.5	(7)
Basic per share (1)	1.49	1.54	(3)
Diluted per share (1)	1.44	1.50	(4)
Funds flow from operations (2)	97.0	110.5	(12)
Basic per share (3)	1.23	1.34	(8)
Diluted per share (3)	1.18	1.31	(10)
Net income	34.3	631.7	(95)
Basic per share	0.44	7.69	(94)
Diluted per share	0.42	7.47	(94)
Capital expenditures	100.0	97.1	3
Decommissioning expenditures	7.7	3.0	157
G&A per boe (1)	$1.51	$1.64	(8)

Operations

Daily production
Light oil (bbl/d)	12,176	12,105	1
Heavy oil (bbl/d)	5,851	5,983	(2)
NGLs (bbl/d)	2,614	2,520	4
Natural gas (mmcf/d)	68	67	1
Total production (boe/d)	31,974	31,742	1

Average sales price (1) (4)
Light oil (CAD$/bbl)	$100.38	$110.45	(9)
Heavy oil (CAD$/bbl)	58.53	62.19	(6)
NGLs (CAD$/bbl)	55.65	64.33	(13)
Total liquids (CAD$/bbl)	82.85	90.80	(9)
Natural gas (CAD$/mcf)	$2.63	$5.66	(54)

Netback per boe
Sales price	$59.08	$70.87	(17)
Realized risk management gain	2.27	0.18	1,161
Net sales price	61.35	71.05	(14)
Royalties	(8.52)	(11.93)	(29)
Transportation	(3.67)	(3.28)	12
Net operating costs (3)	(13.66)	(14.63)	(7)
Netback (3)	$35.50	$41.21	(14)

(1)
Supplementary financial measure. See Non-GAAP and Other Financial Measures".
(2)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(3)
Non-GAAP financial ratio. See "Non-GAAP and Other Financial Measures".
(4)
Excludes the impact of realized hedging gains or losses.

Financial

Production revenues, cash flow from operating activities, funds flow from operations and net income decreased in Q4 2023 compared to Q4 2022 mainly due to lower commodity prices.

OBSIDIAN ENERGY 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 18

Net income in Q4 2023 was primarily due to the Company's netback and realized risk management gains. Net income in Q4 2022 was due to higher revenues and the Company's netback, an impairment reversal in our Cardium CGU due to higher commodity prices and strong drilling results and a deferred income tax recovery as a result of the Company recognizing a deferred income tax asset.

Operations

Capital expenditure activities continued across our Peace River, Willesden Green/Pembina (Cardium) and Viking areas with the drilling of 5 wells (5 net) in Peace River, 10 wells (10 net) in the Cardium and 8 wells (8 net) in Viking. The Company continued to delineate and complete appraisal work in Peace River.

Production in Q4 2023 increased from the comparable period due to our active development program and strong drilling results. Average production within the Company’s key development areas was as follows:

	Three months ended December 31
Daily production (boe/d) (1)	2023	2022	% change
Cardium	23,137	23,076	-
Peace River	6,429	6,758	(5)
Viking	2,017	1,454	39
Legacy	391	454	(14)
Total	31,974	31,742	1

(1)
Refer to “Supplemental Production Disclosure” for details by product type.

Netbacks

Netbacks decreased from 2022 mainly due to lower commodity prices offset by higher realized risk management gains related to hedging activities and lower royalties. Royalties decreased as a result of lower commodity prices while net operating costs decreased, mainly due to lower power prices.

WTI prices decreased throughout Q4 2023, settling at approximately US$72 per barrel in December. The decrease in pricing through the quarter was mainly due to global recessionary concerns which continued to overshadow production cuts from OPEC+. For Q4 2023, WTI averaged US$78.32 per barrel.

In Q4 2023, WCS differentials weakened due to the start of fall refinery maintenance and return of oil sands supply. Uncertainty around the completion timing of the TMX expansion as well as escalating tolls also contributed to weakening differentials. In Q4 2023, the WCS differential averaged US$21.88 per bbl. The MSW differential also decreased averaging US$5.19 per bbl for the quarter, mostly due to high apportionment levels.

The average NYMEX Futures price for the quarter settled at US$2.88 per mmbtu.

In Alberta, AECO 5A prices for Q4 2023 averaged $2.30 per mcf, down from $2.60 per mcf in Q3 2023. Above average supply levels and mild temperatures led to the reduction in the price through the quarter, with AECO 5A settling at an average price of $1.88 per mcf in December, a low for the quarter.

OBSIDIAN ENERGY 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 19

Non-GAAP financial measure reconciliations – Q4

A reconciliation from production revenues to sales and gross revenues for the fourth quarter is as follows:

	Three months ended December 31
(millions)	2023	2022
Production revenues	$173.3	$206.5
Sales of commodities purchased from third parties	2.9	3.5
Less: Commodities purchased from third parties	(2.6)	(3.0)
Sales (1)	173.6	207.0
Realized risk management gain (2)	6.7	0.5
Gross revenues (1)	$180.3	$207.5

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Relates to realized risk management gains and losses on commodity contracts.

A reconciliation of operating costs to net operating costs for the fourth quarter are as follows:

	Three months ended December 31
(millions)	2023	2022
Operating costs	$45.8	$47.6
Less processing fees	(3.6)	(2.9)
Less road use recoveries	(2.0)	(2.0)
Net operating costs (1)	$40.2	$42.7

(1)
Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.

A reconciliation of sales to netback for the fourth quarter on an absolute dollar basis are as follows:

	Three months ended December 31
(millions)	2023	2022
Netback:
Sales (1) (2)	$173.6	$207.0
Risk management gain (3)	6.7	0.5
Royalties	(25.0)	(34.8)
Transportation	(10.8)	(9.6)
Net operating costs (2)	(40.2)	(42.7)
Netback (2)	$104.3	$120.4

(1)
Includes the impact of commodities purchased and sold to/from third parties of $0.3 million (2022 – $0.5 million).
(2)
Non-GAAP financial measures. See "Non-GAAP and Other Financial Measures".
(3)
Realized risk management gains and losses on commodity contracts.

OBSIDIAN ENERGY 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 20

Supplemental Production Disclosure

Outlined below is production by product type for each area and in total for the periods indicated:

	Three months ended December 31		Year ended December 31
Daily production (boe/d)	2023	2022	2023	2022
Cardium
Light oil (bbl/d)	10,787	11,242	11,170	11,185
Heavy oil (bbl/d)	45	22	35	40
NGLs (bbl/d)	2,518	2,424	2,522	2,354
Natural gas (mmcf/d)	59	56	58	54
Total production (boe/d)	23,137	23,076	23,437	22,567

Peace River
Light oil (bbl/d)	-	-	-	-
Heavy oil (bbl/d)	5,661	5,810	5,743	5,765
NGLs (bbl/d)	11	6	10	5
Natural gas (mmcf/d)	5	6	5	6
Total production (boe/d)	6,429	6,758	6,510	6,704

Viking
Light oil (bbl/d)	1,302	760	1,222	359
Heavy oil (bbl/d)	103	98	108	105
NGLs (bbl/d)	63	55	56	40
Natural gas (mmcf/d)	3	3	3	3
Total production (boe/d)	2,017	1,454	1,939	979

Legacy
Light oil (bbl/d)	87	103	94	92
Heavy oil (bbl/d)	42	53	41	40
NGLs (bbl/d)	22	35	19	35
Natural gas (mmcf/d)	1	2	1	1
Total production (boe/d)	391	454	389	432

Total
Light oil (bbl/d)	12,176	12,105	12,485	11,636
Heavy oil (bbl/d)	5,851	5,983	5,927	5,950
NGLs (bbl/d)	2,614	2,520	2,608	2,434
Natural gas (mmcf/d)	68	67	68	64
Total production (boe/d)	31,974	31,742	32,275	30,682

OBSIDIAN ENERGY 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 21

Reconciliation of Cash flow from operating activities to Funds flow from operations

	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31
Three months ended	2023	2023	2023	2023	2022	2022	2022	2022
Cash flow from operating activities	$117.7	$95.3	$67.1	$72.6	$126.5	$121.4	$125.0	$83.9
Change in non-cash working capital	(30.3)	(3.6)	13.7	6.6	(20.9)	(21.9)	26.0	(18.0)
Decommissioning expenditures	7.7	5.3	4.9	8.7	3.0	3.5	3.8	8.5
Onerous office lease settlements	2.3	2.2	2.2	2.3	2.3	2.3	2.3	2.3
Settlement of restricted share units	0.1	0.1	-	4.6	-	-	-	-
Deferred financing costs	(0.6)	(0.6)	(0.6)	(0.5)	(0.4)	(0.7)	(0.7)	(0.7)
Restructuring charges (1)	-	-	-	-	-	-	-	2.5
Transaction costs	-	-	-	-	-	-	-	0.1
Other expenses (1)	0.1	0.2	0.1	-	-	-	0.6	-
Funds flow from operations	$97.0	$98.9	$87.4	$94.3	$110.5	$104.6	$157.0	$78.6

(1)
Excludes the non-cash portion of restructuring and other expenses.

Evaluation of Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in our annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in such securities legislation. They include controls and procedures designed to ensure that information required to be disclosed by the Company in our annual filings, interim filings or other reports that we file or submit under applicable securities legislation is accumulated and communicated to the Company’s management, including our President and Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An internal evaluation was carried out by management under the supervision and with the participation of the Company’s President and Chief Executive Officer and Chief Financial Officer of the effectiveness of Obsidian Energy’s disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 (the “Exchange Act”) and as defined in Canada by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) as at December 31, 2023. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that as at December 31, 2023 the disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Internal control over financial reporting (“ICFR”) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Obsidian Energy’s management, including our President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR, as such term is defined in Rule 13a-15 under the Exchange Act and as defined in Canada by NI 52-109. A material weakness in the Company’s ICFR exists if a deficiency, or a combination of deficiencies, in our ICFR is such that there is a reasonable possibility that a material misstatement of our annual financial statements or interim financial reports will not be prevented or detected on a timely basis.

An internal evaluation was carried out by management under the supervision and with the participation of the Company’s President and Chief Executive Officer and Chief Financial Officer of the effectiveness of the Company’s ICFR as at December 31, 2023. The assessment was based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that as at December 31, 2023 the Company’s ICFR was effective.

OBSIDIAN ENERGY 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 22

Changes in Internal Control Over Financial Reporting (“ICFR”)

Obsidian Energy’s senior management has evaluated whether there were any changes in the Company's ICFR that occurred during the period beginning on October 1, 2023 and ending on December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company's ICFR. No changes to the Company’s ICFR were made during the quarter.

Off-Balance-Sheet Financing

Obsidian Energy has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Critical Accounting Estimates

Obsidian Energy’s material accounting policies are detailed in Note 3 to our audited consolidated Financial Statements. In the determination of financial results, Obsidian Energy must make certain critical accounting estimates as follows:

Decommissioning Liability

The decommissioning liability is the present value of the Company’s future statutory, contractual, legal or constructive obligations to retire long-lived assets including wells, facilities and pipelines. The liability is recorded on the balance sheet with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future liability amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected as increases or decreases to the recorded decommissioning liability. Actual decommissioning expenditures are charged to the liability to the extent of the then-recorded liability. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset. Note 7 to Obsidian Energy’s audited consolidated Financial Statements details the impact of these accounting standards.

Deferred Tax

Deferred taxes are recorded based on the liability method of accounting whereby temporary differences are calculated assuming financial assets and liabilities will be settled at their carrying amount. Deferred taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when future income tax assets and liabilities are realized or settled.

A deferred income tax asset is recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences can be utilized. Deferred income tax assets are reviewed at each reporting date and are not recognized until such time that it is probable that the related tax benefit will be realized.

Depletion and Impairments

Costs of developing oil and natural gas reserves are capitalized and depleted against associated oil and natural gas production using the unit-of-production method based on the estimated proved plus probable reserves with forecast commodity pricing.

All the Company’s reserves were evaluated by GLJ Ltd., an independent, qualified reserve evaluation engineering firm. Obsidian Energy’s reserves are determined in compliance with National Instrument 51-101. The evaluation of oil and natural gas reserves is, by its nature, based on complex extrapolations and models as well as other significant engineering, reservoir, capital, pricing and cost assumptions. Reserve estimates are a key component in the calculation of depletion and are an important component in determining the recoverable amount in impairment tests. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs to sell or its value-in-use, the latter of which is based on its discounted future cash flows using an applicable discount rate. To the extent that the recoverable amount, which could be based in part on its reserves, is less than the carrying amount of property, plant and equipment, a write-down against income is recorded.

OBSIDIAN ENERGY 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 23

Financial Instruments

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities and long-term debt. The fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark-to-market values recorded for the financial instruments and the market rate of interest applicable to the bank debt.

Obsidian Energy’s revenues from the sale of oil, natural gas liquids and natural gas are directly impacted by changes to the underlying commodity prices. To manage our planned capital program to within funds flows from operations, financial instruments including swaps and collars may be utilized from time to time.

Substantially all the Company’s accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risk. Obsidian Energy may, from time to time, use various types of financial instruments to reduce its exposure to fluctuating oil and natural gas prices, electricity costs, exchange rates and interest rates. The use of these financial instruments exposes us to credit risks associated with the possible non-performance of counterparties to the derivative contracts. The Company limits this risk by executing counterparty risk procedures which include transacting only with financial institutions who are members of its credit facility or those with high credit ratings as well as obtaining security in certain circumstances.

Non-GAAP and Other Financial Measures

Throughout this MD&A and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income and cash flow from operating activities, as indicators of our performance.

Non-GAAP Financial Measures

“Free cash flow” is funds flow from operations less both capital and decommissioning expenditures and the Company believes it is a useful measure to determine and indicate the funding available to Obsidian Energy for investing and financing activities, including the repayment of debt, reallocation to existing areas of operation, deployment into new ventures and return of capital to shareholders. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” above for a reconciliation of free cash flow to cash flow from operating activities, being our nearest measure prescribed by IFRS.

“Funds flow from operations” is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, settlement of RSUs, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges, transaction costs and certain other expenses and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund our planned capital programs. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” and "Reconciliation of Cash flow from operating activities to Funds flow from operations" above for reconciliations of funds flow from operations to cash flow from operating activities, being our nearest measure prescribed by IFRS.

“Gross revenues” are production revenues including realized risk management gains and losses on commodity contracts and adjusted for commodities purchased from third parties and sales of commodities purchased from third parties and is used to assess the cash realizations on commodity sales. See “Results of Operations – Production Revenues” and "Fourth Quarter Highlights – Non-GAAP financial measure reconciliations – Q4" above for a reconciliation of gross revenues to production revenues, being our nearest measure prescribed by IFRS.

"Sales” are production revenues plus sales of commodities purchased from third parties less commodities purchased from third parties and is used to assess the cash realizations on commodity sales before realized risk management gains and losses. See “Results of Operations – Production Revenues” and "Fourth Quarter Highlights – Non-GAAP financial measure reconciliations – Q4" above for a reconciliation of gross revenues and sales to production revenues, being our nearest measure prescribed by IFRS.

OBSIDIAN ENERGY 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 24

“Net debt” is the total of long-term debt and working capital deficiency and is used by the Company to assess our liquidity. See “Liquidity and Capital Resources – Net Debt” above for a reconciliation of net debt to long-term debt, being our nearest measure prescribed by IFRS.

“Net operating costs” are calculated by deducting processing income and road use recoveries from operating costs and is used to assess the Company’s cost position. Processing fees are primarily generated by processing third party volumes at the Company’s facilities. In situations where the Company has excess capacity at a facility, it may agree with third parties to process their volumes to reduce the cost of operating/owning the facility. Road use recoveries are a cost recovery for the Company as we operate and maintain roads that are also used by third parties. See “Results of Operations – Expenses – Operating” and "Fourth Quarter Highlights - Non-GAAP financial measure reconciliations - Q4" above for a reconciliation of net operating costs to operating costs, being our nearest measure prescribed by IFRS.

“Netback” is production revenues plus sales of commodities purchased from third parties less commodities purchased from third parties (sales), less royalties, net operating costs, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See "Results of Operations – Netbacks" and "Fourth Quarter Highlights – Non-GAAP financial measure reconciliations – Q4" above for a reconciliation of netbacks to sales and "Results of Operations – Production Revenues" and "Fourth Quarter Highlights – Non-GAAP financial measure reconciliations – Q4" above for a reconciliation of sales to production revenues, being our nearest measure prescribed by IFRS.

Non-GAAP Financial Ratios

“Funds flow from operations – basic per share” is comprised of funds flow from operations divided by basic weighted average common shares outstanding. Funds flow from operations is a non-GAAP financial measure. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” and “Reconciliation of Cash flow from operating activities to Funds flow from operations” above.

“Funds flow from operations – diluted per share” is comprised of funds flow from operations divided by diluted weighted average common shares outstanding. Funds flow from operations is a non-GAAP financial measure. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” and “Reconciliation of Cash flow from operating activities to Funds flow from operations” above.

“Net operating costs per bbl”, “Net operating costs per mcf” and “Net operating costs per boe” are net operating costs divided by weighted average daily production on a per bbl, per mcf or per boe basis, as applicable. Net operating costs is a non-GAAP financial measure. See “Results of Operations – Expenses – Operating" and "Fourth Quarter Highlights - Non-GAAP financial measure reconciliations - Q4"above.

“Netback per bbl”, “Netback per mcf” and “Netback per boe” are netbacks divided by weighted average daily production on a per bbl, per mcf or per boe basis, as applicable. Management believes that netback per boe is a key industry performance measure of operational efficiency and provides investors with information that is also commonly presented by other oil and natural gas producers. Netback is a non-GAAP financial measure. See “Results of Operations – Netbacks” and "Fourth Quarter Highlights – Non-GAAP financial measure reconciliations – Q4" above

Supplementary Financial Measures

Average sales prices for light oil, heavy oil, NGLs, total liquids and natural gas are supplementary financial measures calculated by dividing each of these components of production revenues by their respective production volumes for the periods.

“Cash flow from operating activities – basic per share” is comprised of cash flow from operating activities, as determined in accordance with IFRS, divided by basic weighted average common shares outstanding.

“Cash flow from operating activities – diluted per share" is comprised of cash flow from operating activities, as determined in accordance with IFRS, divided by diluted weighted average common shares outstanding.

OBSIDIAN ENERGY 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 25

"G&A gross – per boe" is comprised of general and administrative expenses on a gross basis, as determined in accordance with IFRS, divided by boe for the period.

"G&A net – per boe" is comprised of general and administrative expenses on a net basis, as determined in accordance with IFRS, divided by boe for the period.

Oil and Natural Gas Information

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Abbreviations

Oil		Natural Gas
bbl	barrel or barrels	mcf	thousand cubic feet
bbl/d	barrels per day	mcf/d	thousand cubic feet per day
boe	barrel of oil equivalent	mmcf	million cubic feet
boe/d	barrels of oil equivalent per day	mmcf/d	million cubic feet per day
MSW	Mixed Sweet Blend	mmbtu	Million British thermal unit
WTI	West Texas Intermediate	AECO	Alberta benchmark price for natural gas
WCS	Western Canadian Select	NGL	natural gas liquids
		LNG	liquefied natural gas
		NYMEX	New York Mercantile Exchange price for natural gas

References to Q1, Q2, Q3 and Q4 are to the three-month periods ended March 31, June 30, September 30 and December 31, respectively.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that we expect to continue to utilize our tax pools in the future given the commodity price environment and the Company’s expanded development plans; all details regarding our three-year plan, including: our expected production growth by 2026, that the increase is expected to be driven primarily by the development of our Peace River assets, which are forecasted to more than triple production by 2026, our strategy for the three-year plan to maintain production levels in our light oil assets and use the significant free cash flow expected to be generated from these assets to fund growth in our heavy oil business at Peace River until it becomes self-sustaining (anticipated to be by 2026), our plan to continue development in both the Bluesky and Clearwater heavy oil formations, with Bluesky production providing the primary growth, and that the three-year plan allows the Company to focus on growing production and per share metrics, with potential options to return capital to shareholders and/or further reduce debt levels; our commitment to ESG matters, including that we will continue to focus on abandoning and reclaiming inactive fields across our portfolio while making a positive difference to the environment, stakeholders and communities where we live and work; that MSW and WCS differentials are expected to narrow once the TMX pipeline expansion becomes operational (expected in the first half of 2024) which will add oil egress from western Canada; that we will continue to target capital expenditures within funds flow from operations to maintain light oil production to generate free cash flow to support growth within the heavy oil business in the Peace River area, as well as continue to fund our return of capital to shareholders and/or reduce debt levels; details of our 2024 capital expenditures, including details of our drilling program and that we will continue to monitor commodity prices and have the operational flexibility to alter our program quickly in response to commodity prices; our expectation regarding the amount of free cash flow that will be available for the Repurchase Offer for the last six months of 2023 to be completed in March 2024, based on current liquidity estimates; our expectations in connection with compliance with environmental and safety legislation; that we are dedicated to managing our ESG initiatives to manage the environmental impact from our operations through the environmental programs which include

OBSIDIAN ENERGY 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 26

resource conservation, water management and site abandonment / reclamation / remediation; how we plan to manage our debt portfolio; all information disclosed under "Sensitivity Analysis"; our future payment obligations as disclosed under "Contractual Obligations and Commitments", and in particular the amount of our decommissioning liability; that management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks and that management maintains close relationships with the Company's lenders and agents to monitor credit market developments, and these actions and plans aim to increase the likelihood of maintaining the Company's financial flexibility and capital program.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein; that regional and/or global health related events (such as the COVID-19 pandemic) will not have any adverse impact on energy demand and commodity prices in the future; global energy policies going forward, including the continued ability and willingness of members of OPEC and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents, including our three-year growth plan, and the impact that the successful execution of such plans will have on our Company and our stakeholders, including our ability to return capital to shareholders and/or further reduce debt levels; future capital expenditure and decommissioning expenditure levels; expectations and assumptions concerning applicable laws and regulations, including with respect to environmental, safety and tax matters; future operating costs and G&A costs and the impact of inflation thereon; future oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future oil, natural gas liquids and natural gas production levels; future exchange rates, interest rates and inflation rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events such as wild fires, droughts and flooding, infrastructure access and delays in obtaining regulatory approvals and third party consents; the ability of the Company's contractual counterparties to perform their contractual obligations; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes on maturity or pursuant to the terms of the underlying agreement; the accuracy of our estimated reserve volumes; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we change our budgets (including our capital expenditure budgets) in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full (including our three-year growth plan), and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize (such as our inability to return capital to shareholder and/or reduce our debt levels to the extent anticipated or at all); the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events (such as the COVID-19 pandemic), and the responses of governments and the public thereto, including the risk of energy demand destruction ; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and in confidence in the oil and natural gas industry generally, whether caused by

OBSIDIAN ENERGY 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 27

regional and/or global health related events, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the financial capacity of the Company's contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior unsecured notes is not extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace our credit facilities and/or senior unsecured notes or to fund other activities; the possibility that we are unable to complete one or more Repurchase Offers when otherwise required to do so; the possibility that we are forced to shut-in production, whether due to commodity prices decreasing, extreme weather events such as the wild fires experienced in Alberta in Q2 2023, inability to access our properties due to blockades or other activism, or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of oil, natural gas liquids and natural gas, price differentials for oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange, including the impact of the Canadian/U.S. dollar exchange rate on our revenues and expenses; fluctuations in interest rates, including the effects of increased interest rates on our borrowing costs and on economic activity, and including the risk that higher interest rates cause or contribute to the onset of a recession; the risk that our costs increase significantly due to high levels of inflation, supply chain disruptions, scarcity of labour and/or other factors, adversely affecting our profitability; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to fossil fuels, government mandates requiring the sale of electric vehicles and/or electrification of the power grid, and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing and/or insurance on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments, financial institutions and consumers to regional and/or global health related events and/or the influence of public opinion and/or special interest groups; and the other factors described under "Risk Factors" in our Annual Information Form and described in our public filings, available in Canada at www.sedarplus.ca and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Obsidian Energy, including Obsidian Energy’s Annual Information Form, is available on the Company’s website at www.obsidianenergy.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

OBSIDIAN ENERGY 2023	MANAGEMENT’S DISCUSSION AND ANALYSIS 28